328 – 550 Burrard Street Vancouver, BCV6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 13-246
February 14, 2013

WBJV Project 1 (Maseve) Section 54 Notice

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports that at the end of the business day today in South Africa it has received a Notice under Section 54 of the Mine Health and Safety Act (1996) requiring it to stop its operations and comply with various instructions, and as a result all work at the WBJV Project 1 (Maseve) site has stopped with immediate effect pending compliance with the instructions in the notice and upliftment of the notice by the principal inspector of mines.

The Company and its contractors are working diligently to satisfy the requirements of the Section 54 order so that work can resume.

Safety has been the number one priority of the Company since commencement of the construction of the WBJV Project 1 (Maseve) mine. A thorough investigation of the recent incident will be completed with the objectives of finding the causes of the incident and improving safety going forward.

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Wesizwe which is controlled by Jinchuan of China.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”

For further information contact:
     R. Michael Jones, President or
     Kris Begic, VP, Corporate Development
     Platinum Group Metals Ltd., Vancouver
     Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements.Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors including risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com , respectively.